Filed by: EVOTEC AG
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Renovis, Inc.
Exchange Act File No. 000-50564

Letter for Evotec employees

Dear Colleague

I am writing to advise you that Evotec AG announced today that we have entered into an agreement to acquire Renovis, a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of pain and inflammatory diseases located in San Francisco, California. Following the divestiture of Evotec Technologies, our library synthesis business and our Chemical and Pharmaceutical Division this year, this is the next step in implementing our strategy to become a leading discovery and development company. The merger is expected to create a global company with three clinical candidates, a strong late stage preclinical pipeline focusing on areas of neurological and inflammatory diseases, high-value partnerships with leading pharmaceutical companies and a strong cash position.

We have offered $158 million to purchase Renovis in a stock for stock transaction. An announcement to this effect has been released to the Frankfurt Stock Exchange and the NASDAQ.

The rational for this decision is in support of our business strategy to enhance our focus on neuroscience and related areas for our own pre-clinical and clinical programs. We believe that differentiated science is the core driver for our success with translational medicine as our focus. Renovis offers us an exciting opportunity to bring in scientific talent and programs to support the implementation of this strategy. Additionally, for the first time we will have a presence in the United States which will give us the advantage of being in the center of the global biotechnology world.

The senior leadership will be conducting employee communication meetings at company locations over the next few days. I encourage each of you to be sure to raise any questions or concerns you may have during these meetings. In this regard, please appreciate that we are in the early stages of this transaction and therefore many of the details regarding the integration of our activities are not yet finalized.

Going forward, we will work hard to keep you fully informed of further developments as they occur. In the meantime, we will all need to keep focused on our jobs ensuring our continued commitment to our scientific programs and customers.

Additional Information

Renovis is filing today a Current Report on Form 8-K that will include as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’ SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

Forward looking statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Evotec and Renovis and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission by Evotec and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission.